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                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT


This Amendment No. 1 to Rights Agreement ("Amendment") is dated as of May 27, 2003, between Eli Lilly and Company, an Indiana corporation (the "Company") and Wells Fargo Bank Minnesota, N.A., a national banking association, as successor Rights Agent (the "Rights Agent").

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement dated as of July 20, 1998; and

WHEREAS, on April 28, 2003, the Board of Directors of the Company approved an amendment to the Rights Agreement as set forth below;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent now desire to amend the Rights Agreement as set forth below;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

SECTION 1.  Section 23(a) is amended and restated as follows:

              (a) The Board of Directors of the Company may, at its option, at any time prior to the Close of Business on the tenth day following the Stock Acquisition Date, redeem all but not less than all the then outstanding Rights at a redemption price of $.005 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"), provided, however, that during the time period relating to when the Rights may be redeemed, the Board of Directors of the Company may extend the time during which the Rights may be redeemed to be at any time as may be determined by the Board of Directors. Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of the event described in Section 11(a)(ii) until such time as the Company's right of redemption hereunder has expired. The redemption of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish. The Company may, at its option, pay the Redemption Price in cash, Common Shares (based on the current market price at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

SECTION 2. Except as amended herein, all provisions of the Rights Agreement shall remain unchanged in full force and effect. The Rights Agreement and this Amendment shall be read together as one instrument.



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SECTION 3. This Amendment shall be deemed to be a contract made under the laws of the State of Indiana and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts and each such counterpart shall be deemed an original, and all such counterparts shall together constitute a single instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and attested as of the day and year first above written.



                                           ELI LILLY AND COMPANY


                                           By /s/ Charles E. Golden
                                              ----------------------------------
                                              Charles E. Golden, Executive
                                              Vice President and
                                              Chief Financial Officer
Attest:


By /s/ James B. Lootens
   ---------------------------------------
   James B. Lootens, Assistant Secretary


                                           WELLS FARGO BANK MINNESOTA, N.A.


                                           By /s/ Nancy J. Rosengren
                                              ----------------------------------
                                              Nancy J. Rosengren, Vice President

 Attest:


By /s/ Barbara M. Novak
   -----------------------------------------
   Barbara M. Novak, Assistant Secretary